Exhibit 99.4

Dear Employees,

Today we announced that Comtech Telecommunications Corp. (NASDAQ: CMTL) and Gilat have entered into a definitive agreement pursuant to which Comtech will acquire 100% of the stock of Gilat for approximately $577.3 million. Shareholders will receive a combination of  cash and Comtech common stock, implying total consideration of approximately $10.25 per share.

Following the completion of the acquisition, Gilat will become a wholly-owned subsidiary of Comtech and will maintain its brand. Like we are today, Gilat will maintain its corporate headquarter and main research and development center in Petah Tikva, Israel, loyal to our customers and partners, executing our business strategy, product roadmap and customer commitments. No facilities are expected to be closed.

The transaction has been approved by the Board of Directors of each company. The exact closing date will be subject to approval by Gilat's shareholders, required regulatory approvals and the satisfaction of other customary closing conditions.

As you may know, Comtech sells products to a diverse customer base in the global commercial and government communications markets. In fact, Comtech is a market leader in the supply of key technologies including: Satellite Ground Station Technologies; Public Safety and Location Technologies; Mission-Critical Technologies and High-Performance Transmission Technologies. For more information you may visit www.comtechtel.com

Gilat and Comtech believe that together we will create the leading supplier of satellite equipment and services due to complementary products and the combination of the expertise and presence of both companies in multiple segments and geographies. Gilat and Comtech have highly aligned visions for the future, allowing the combined company to address the complete range of customer needs for advanced satellite communications technologies. This will enable the combined company to offer end-to-end solutions for each of the key high-growth markets, including in-flight connectivity (IFC), wireless backhaul, military satcom, and LEO/MEO and VHTS deployment. We therefore believe that this merger will strengthen Gilat’s position in existing markets, open new markets and further accelerate Gilat’s growth plans.

Comtech has great appreciation for Gilat's management, employees, customers, and technology and therefore intends to continue to leverage Gilat's success and achievements of the last few years on a going forward basis. Together, and with a sharp focus on collaboration between Comtech and Gilat, we believe we can drive industry leading innovation and provide more career development opportunities for employees.

In order to ensure a smooth acquisition, the Board of Directors has appointed Adi Sfadia, who  will remain our CFO as Gilat’s Chief Integration Officer. I congratulate Adi on this additional role and know that you will work hand-to-hand with him. In addition, I would like to ask each and every one of you to remain focused on your scheduled commitments, as it is our innovation, dedication, and focus on execution, that have brought us to achieve great heights to date and position us for even greater success in the post-merger company.

Thank you for your continued dedication,

Yona Ovadia, CEO
Gilat Satellite Networks Ltd.